Consent of Independent Auditors
We hereby consent to the incorporation by reference in the Registration Statements: Form F-10 No. 333-159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company) of our report to the Directors dated February 25, 2010 relating to the U.S. GAAP consolidated financial statements of Canadian Pacific Railway Limited, which appears in the Exhibit incorporated by reference in the Form 6-K of Canadian Pacific Railway Limited and Canadian Pacific Railway Company dated March 29, 2010. We also consent to the incorporation by reference of our Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences dated February 25, 2010 which appears in the Exhibit incorporated by reference in this Form 6-K.

Chartered Accountants
Calgary, Alberta
February 25, 2010
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